Kimball International, Inc.
1600 Royal Street
Jasper, IN 47546

Via EDGAR

March 21, 2014

Mr. Craig D. Wilson
Sr. Assistant Chief Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, DC 20549

RE:     Kimball International, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2013
Filed August 26, 2013
File No. 000-03279

Dear Mr. Wilson:

This letter is in response to your letter dated March 12, 2014, regarding the review of Kimball International’s Form 10-K for the fiscal year ended June 30, 2013. The comments from your letter are set forth in bold font below and are followed by our response.

Form 10-K for the Fiscal Year Ended June 30, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Other Income (Expense), page 23

1.
We note from your income tax and segment disclosures in Notes 8 and 14 on pages 50 and 58, respectively, disproportionate relationships between United States and foreign net sales, pre-tax income and tax rates that appear to require expanded MD&A disclosures of these relationships. Revised disclosures should consider how income tax planning or other events have historically impacted or are reasonably likely to impact future results of operations and financial position. We would expect disclosure that explains the foreign effective income tax rates, their importance in understanding U.S. and foreign contributions to your results of operations as well as discussion of the relationship between the mix of net sales generated in the U.S. and foreign countries and the U.S. and foreign components of income before taxes on income. Tell us how you would consider revision to MD&A to explain the foregoing issues. Refer to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

Kimball’s Response:
In future filings, beginning with the Form 10-Q for our fiscal quarter ending March 31, 2014, we will enhance our discussion in the "Financial Overview - Consolidated" section of the MD&A around the foreign effective income tax rates and the relationship between the mix of sales and income generated in the US and foreign countries, similar to the following:

"During fiscal year 2013, we had a disproportionate mix of sales and pre-tax income between our foreign and domestic operations. Our foreign operations recorded $20.1 million of pre-tax income on $353.9 million of sales and our domestic operations recorded $2.5 million of pre-tax income on $849.2 million of sales. The lower domestic pre-tax income in fiscal year 2013 was primarily caused by 1) the Furniture segment (all domestic operations) which generated a small pre-tax loss for the year resulting from the loss of fixed cost leverage due to its low sales volume for the year and 2) the unallocated corporate loss during the year partially resulting from an impairment loss on a privately-held investment.

Our consolidated effective tax rate in fiscal year 2013 was 12.3% compared to 34.3% in fiscal year 2012. The statutory tax rates in the foreign jurisdictions in which we operate are lower than the U.S. As a result of the lower foreign tax rates, the significantly higher proportion of earnings coming from foreign locations in fiscal year 2013 had a favorable impact on the current year consolidated effective tax rate. In addition, the fiscal year 2013 consolidated effective tax rate was favorably impacted by U.S. tax credits. These tax credits, coupled with relatively low pre-tax income in the U.S., caused the negative U.S. tax rate shown below. The foreign effective tax rate in fiscal year 2012 was impacted by currency fluctuations that are not taxed in the foreign jurisdictions.

Income Before Income Taxes and Effective Tax Rate
	Year Ended June 30, 2013		Year Ended June 30, 2012
(Amounts in Thousands)	Income Before Taxes	Effective Tax Rate	Income Before Taxes	Effective Tax Rate
United States	$2,525	(24.5)%	$7,831	41.5%
Foreign	$20,138	16.9%	$9,871	28.9%
Total	$22,663	12.3%	$17,702	34.3%

Our overall effective tax rate will fluctuate in the future depending on the geographic distribution of our worldwide earnings. See Note 8 - Income Taxes of Notes to Consolidated Financial Statements for more information."

Liquidity and Capital Resources, page 26

2.
We note that you believe your “available funds on hand, cash generated from operations, and the availability of borrowing under [y]our credit facilities will be sufficient for the foreseeable future.” In future filings, please disclose whether your cash resources will be sufficient to meet your working capital and other operating needs for at least the next 12 months. Refer to Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 thereto, as well as footnote 43 to SEC Release 33-8350 for additional guidance. This comment also applies to subsequently filed Forms 10-Q.

Kimball’s Response:
In future filings, beginning with the Form 10-Q for our fiscal quarter ending March 31, 2014, we will disclose whether our principal sources of liquidity from available funds on hand, cash generated from operations, and the availability of borrowing under our credit facilities will be sufficient to meet our working capital and other operating needs for at least the next 12 months.

3.
We note that your operating cash flow discussion provides little insight into the changes in your financial condition. In this regard, you did not address each significant change in working capital or explain the underlying reasons for such changes. For example, we note you did not disclose the reasons for significant changes in accounts payable and accrued expenses. In future filings please provide enhanced disclosure of your operating cash flows to enable readers to better assess significant changes in working capital. Also, include all periods presented in the filing in your discussion of cash flows. Refer to Item 303(a)(1) of Regulation S-K and Section IV.B.1 of SEC Release 33-8350. This comment also applies to subsequently filed Forms 10-Q.

Kimball’s Response:
In future filings, beginning with the Form 10-Q for our fiscal quarter ending March 31, 2014, we will provide enhanced disclosure of our operating cash flows including addressing significant changes in working capital. Disclosure in our future filings will be similar to the following:

"Cash generated from operating activities in fiscal year 2013 totaled $63.9 million compared to $59.0 million generated in fiscal year 2012 largely due to increased net income.  Changes in working capital balances resulted in a $6.4 million source of cash in fiscal year 2013 compared to $8.7 million in fiscal year 2012.  Cash generated from operating activities in fiscal year 2011 totaled $21.3 million and changes in working capital balances resulted in usage of cash of $20.7 million.

The source of cash related to working capital balances in fiscal year 2013 was driven by a $17.7 million accounts payable increase primarily resulting from increased EMS segment production volumes and a $7.9 million increase in accrued expenses due to higher accrued profit-based incentive compensation.  These sources of cash were offset partially by a $19.5 million increase in accounts receivable primarily resulting from higher fiscal year 2013 EMS segment sales volumes and shift in the mix of EMS segment sales at the end of fiscal year 2013 toward customers with longer payment terms." (We will include a similar paragraph for all periods presented in the cash flow statement.)

4.
We note that as of June 30, 2013, you had undistributed earnings of foreign subsidiaries of approximately $103.7 million that if repatriated, may be subject to income taxes in the U.S. as well as foreign withholding taxes. To the extent you have cash and cash equivalents held by foreign subsidiaries, please tell us and disclose in future filings the amount of such cash and cash equivalents and the potential income tax consequences of repatriating such undistributed earnings. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Kimball’s Response:
As of June 30, 2013, our consolidated cash and cash equivalents totaled $103.6 million, with $85.3 million held in the U.S. and $18.3 million held by our foreign operations. In the MD&A Liquidity and Capital Resources section of our most recently filed Form 10-Q for the fiscal quarter ended December 31, 2013, we added disclosure that our cash and cash equivalents totaled $129.6 million at December 31, 2013 with $115.8 million held in the U.S. We will continue a similar disclosure in future filings except we will change the reference to disclose cash held by our foreign operations. In addition, we will add disclosure in the Liquidity and Capital Resources section of the MD&A of the potential income tax consequences of repatriating undistributed earnings, similar to the following:

"Our cash and cash equivalents position was $103.6 million at June 30, 2013, with $18.3 million held by our foreign operations. Our intent is to permanently reinvest these funds outside of the United States and our current plans do not demonstrate a need to repatriate these funds to our U.S. operations. However, if these funds were repatriated, the amount remitted would be subject to U.S. income taxes and applicable non-U.S. income and withholding taxes."

Notes to Consolidated Financial Statements
Note 8. Income Taxes, page 49

5.
Please tell us how you have complied with the disclosures required in ASC 740-30-50-2 (a) to disclose the types of events related to your non-recognized deferred tax liabilities that would cause those temporary differences to become taxable.

Kimball’s Response:
In future annual filings, beginning with our Form 10-K for the fiscal year ending June 30, 2014, we will provide enhanced disclosure in our Income Taxes Footnote identifying the types of events related to our non-recognized deferred tax liabilities that would cause those temporary differences to become taxable. Our revised disclosure will be substantially as follows:

"Foreign unremitted earnings of entities not included in the United States tax return have been included in the consolidated financial statements without giving effect to the United States taxes that may be payable on distribution to the United States because it is not anticipated such earnings will be remitted to the United States. Under current applicable tax laws, if we chose to remit some or all of the funds we have designated as indefinitely reinvested outside the United States, the amount remitted would be subject to United States income taxes and applicable non-U.S. income and withholding taxes. Such earnings would also become taxable upon the sale or liquidation of these subsidiaries or upon remittance of dividends.  The aggregate unremitted earnings of Kimball's foreign subsidiaries for which a deferred income tax liability has not been recorded was approximately $103.7 million as of June 30, 2013. Determination of the amount of unrecognized deferred tax liability on unremitted earnings is not practicable."

Item 10. Directors, Executive Officers and Corporate Governance (Incorporated by Reference From Definitive Proxy Statement on Schedule 14A Filed September 4, 2013)

Election of Directors, page 6

6.
Please ensure that in future filings you disclose all the biographical information regarding your directors required by Item 401(e)(1) of Regulation S-K. In this regard, it appears that you should disclose the years in which each director worked at his various places of employment and the name of the organization where Thomas J. Tischhauser currently works.

Kimball’s Response:
In future filings of our Definitive Proxy Statement on Schedule 14A, we will include the years in which each director worked at the places of employment listed. Also in future filings, we will reference that Mr. Tischhauser currently works as an independent consultant.

* * * *

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe our responses clearly and adequately address your questions and comments. However, if you should have further questions or require additional information, we will provide it to you promptly upon your request. If you would like to discuss any of our responses, please call me at 812-482-8264.

Sincerely,

KIMBALL INTERNATIONAL, INC.

By:	/s/ ROBERT F. SCHNEIDER
Name:	Robert F. Schneider
Title:	Executive Vice President, Chief Financial Officer